Exhibit 21

Subsidiaries of the Parent Company

The following bank subsidiaries are national banks and are organized under the laws of the United States:

Associated Bank, National Association

Associated Trust Company, National Association

The following nonbank subsidiary is organized under the laws of the State of Arizona:

First Reinsurance, Inc.

The following nonbank subsidiary is organized under the laws of the State of Nevada:

Associated Investment Corp.

The following nonbank subsidiaries are organized under the laws of the State of Wisconsin:

AFG Holdings, LLC

Associated Community Development, LLC

Associated Financial Group, LLC

Associated Investment Services, Inc.

Associated Investment Partnership I, LLC

Associated Investment Partnership II, LLC

Associated Investment Partnership III, LLC

Associated MN Commercial RE, LLC

Associated New Markets Fund, LLC

Associated Wisconsin Real Estate Corp.

FAE Holdings 450831R, LLC

FAE Holdings 453826R, LLC

Kellogg Asset Management, LLC